Exhibit 99.3
News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors:
Petroflow Energy announces limited sale of reserves
NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA.
PETROFLOW ENERGY LTD.
TSXV Symbol — PEF
          CALGARY, Feb. 26 /CNW/ — Petroflow Energy Ltd. (“Petroflow”) is pleased to announce it has entered into a definitive purchase and sale agreement to sell five of its producing wells in Oklahoma. The terms of the agreement call for the transaction to close on or before March 31, 2007 for total proceeds of $US 7,000,000. CEO John Melton was quoted as saying “this asset sale will provide ongoing funding to allow Petroflow to continue its drilling operations in Oklahoma and to pay down a portion of our current Bridge Loan facility”.
          Forward-Looking Statements
          This news release contains statements about an asset sale that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the asset sale will be completed as described.
          This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
          %SEDAR: 00003294E
          For further information: John Melton, President and Chief Executive Officer at (504) 453-2926 or Duncan Moodie, Chief Financial Officer at (403) 539-4311. Petroflow can also be reached at its website: www.petroflowenergy.com or by email: info(at)petroflowenergy.com (PEF).
CO: Petroflow Energy Ltd.
CNW 11:30e 26-FEB-07